[Letterhead of Infiniti Solutions]

February 7, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Securities
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Registration Statement of Infiniti Solutions Ltd on Form F-1 File No. 333-119068

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Infiniti Solutions Ltd. (the “Company”) hereby applies for an order from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) granting the immediate withdrawal of the Company’s Registration Statement on Form F-1, Commission File No. 333-119068, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 16, 2004 and declared effective by the Staff pursuant to delegated authority on September 29, 2004.

     Pursuant to the Registration Statement, the Company proposed to register for sale 5,770,000 of its ordinary shares, US$0.30 par value per share (the “Ordinary Shares”). On October 7, 2004, however, the Company postponed the public offering due to market conditions. Accordingly, no securities were sold in connection with the offering contemplated by the Registration Statement. Since the public offering was terminated prior to the pricing of the Ordinary Shares, a prospectus meeting the requirements of Rule 430A under the Securities Act was neither prepared nor filed with the Commission. The Company now proposes to withdraw the Registration Statement pursuant to Rule 477.

     Accordingly, the Company requests that an order granting the withdrawal of the Registration Statement be issued by the Commission. The Company understands that the filing fees paid by the Company will be held by the Commission pursuant to Rule 477 under the Act, and, pursuant to Rule 457(p) under the Act, may be applied to a subsequent registration statement.

     If you require any additional information, please do not hesitate to contact William Davisson of Latham & Watkins LLP at (650) 463-2660.

Very truly yours,
/s/ Inderjit Singh
Inderjit Singh
President and Chief Executive Officer